October 8, 2014

Deborah D. Skeens
Senior Counsel - Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629
Phone: 202-551-6776
Fax: 202-772-9285
Email: skeensd@sec.gov

Re:	ALTX Trust Initial Registration Statement on Form N-1A File Nos. 333-198183; 811-22989

Dear Ms. Skeens:

We are writing to respond to the comments provided by the SEC staff ("Staff") on September 15, 2014 regarding the Registrant's registration statement on Form N-1A, filed with the Commission on August 15, 2014 ("Registration Statement") (accession number 0001435109-14-000572). The Registrant has considered your comments and has authorized the responses, changes and acknowledgements discussed below. The changes are reflected in Pre-Effective Amendment No. 1 filed under the Securities Act of 1933, as amended ("1933 Act"), and Amendment No. 1 filed under the Investment Company Act of 1940, as amended ("1940 Act"), ("PEA No. 1) to the Registration Statement filed concurrently herewith.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments, or changes to disclosure in response to Staff comments in the Registration Statement, do not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

Comment 1. General

a. We note that portions of the disclosure have been left blank, and certain exhibits have been omitted. We expect to have further comments when you supply the omitted information in a pre-effective amendment, and/or in correspondence submitted in response to this letter.

Response 1(a). Registrant has revised the Registration Statement in PEA No. 1 to include certain disclosures previously left blank. Certain previously omitted exhibits are filed concurrent herewith; other exhibits will be filed pursuant to subsequent amendments to the Registration Statement.

b. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 1(b). Registrant acknowledges its obligation to file electronic reports with respect to its fidelity bond coverage pursuant to Rule 17g-1(g) under the 1940 Act.

c. Derivatives Risk:

i. Since the Fund describes investments in derivative instruments, please review the Fund's principal investment strategies and principal investment risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments that the Fund intends to use to achieve its investment objectives, and the

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October 8, 2014

associated principal risks. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010; see also Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf.

In addition, on page 3, under "Principal Investment Risks—Derivative Investment Risks," the prospectus states that "Derivative instruments, including futures, options and swaps, may entail investment exposures...." (Emphasis supplied.) This language suggests that the Fund may invest in derivatives other than the types identified in the prospectus. Please confirm supplementally that each type of instrument that the Fund may invest in has been identified and is consistent with the stated investment strategy of the Fund.

Response 1(c)(i). Registrant confirms that the information included in the Fund's principal investment strategies and principal risk disclosures is not too generic or standardized and also that it describes the actual derivative instruments that the Fund intends to use to achieve its investment objectives, and the associated principal risks.

In addition, Registrant confirms that each type of instrument that the Fund currently intends to invest in as part of its principal investment strategies is identified and is consistent with the Fund's stated investment strategies.

ii. On page 2, under "Principal Investment Strategies," the paragraph beginning "The Fund may purchase and sell put and call options...." describes the purposes for which certain derivatives will be used by the Fund. Please clarify in this paragraph whether the Fund will use investments in derivatives for any other purposes. If such investments will be used only for the purposes set forth in this paragraph, please so state.

Response 1(c)(ii). Registrant confirms that derivatives will be used within the Fund's principal investment strategies only for the purposes set forth in this paragraph.

Comment 2. Fee Table and Expense Example (p. 1)

a. Please remove footnote 1 to the fee table as it is neither required nor permitted by Item 3 of Form N-1A.

Response 2(a). Registrant has revised the disclosure consistent with the Staff's comment.

b. Please note that "Other Expenses" may include subcategories only if those subcategories are expected to be the largest portion of the total "Other Expenses." If so, please confirm this supplementally. If not, please remove the subcategory "Dividends and Interest Expenses on Short Sales" and the corresponding footnote 3. See Item 3, Instruction 3(c)(iii).

Response 2(b). Registrant confirms that the subcategory "Dividends and Interest Expenses on Short Sales" is expected to be the largest portion of "Other Expenses" and, accordingly, the disclosure complies with Instruction 3(c)(iii) to Item 3 of Form N-1A.

c. Please note that the fee waiver agreement described in footnote 4 to the fee table can only be reflected in the fee table if it will reduce Fund operating expenses for no less than one year from the effective date of the Registration Statement. See Item 3, Instruction 3(e) of Form N-1A.

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Response 2(c). Registrant confirms that the fee waiver agreement described in footnote 4 to the fee table will reduce Fund operating expenses for no less than one year from the effective date of the Registration Statement.

d. Please confirm supplementally that the fee waiver described in footnote 4 to the fee table will only be reflected in the expense example for the term of the waiver.

Response 2(d). Registrant confirms that the fee waiver described in footnote 4 to the fee table will only be reflected in the expense example for the term of the waiver.

e. Please clarify, if accurate, that the expense example applies whether a shareholder holds or redeems. See Item 3 of Form N-1A.

Response 2(e). Registrant has revised the disclosure consistent with the Staff's comment.

Comment 3. Principal Investment Strategies

a. Please clarify here what the term "event-driven transaction" means. In addition, given that the name of the Fund refers to the terms "Equity Event" and "Arbitrage," please clarify here what those terms mean, and how each of them fit into the Fund's investment strategies.

Response 3(a). Registrant has revised the disclosure to clarify the terms "event-driven transaction," "Equity Event" and "Arbitrage".

b. If (as indicated by the fee table) short sales are expected to make up the largest part of the Fund's "Other Expenses," please disclose here the estimated percentage of net assets of the Fund that is initially expected to be invested in such short sales.

Response 3(b). Registrant does not believe that it is appropriate to disclose the initial percentage of Fund assets estimated to be invested in short positions because the prospectus will be effective for one year, will be "evergreen", and the Adviser will use short sales opportunistically such that the percentage of Fund assets invested in short positions is expected to vary materially, including during the effective period of the prospectus. Accordingly, Registrant respectively declines to change the disclosure in response to the Staff's comment.

c. Since "Leveraging Risk" is included as a principal risk of the Fund, please disclose here how, and to what extent, the Fund expects to use leveraging as part of its investment strategies.

Response 3(c). The basic principle governing the Adviser's use of leverage is that the Adviser wants to have more investment ideas than they have capital, with leverage acting as the elasticity allowing the Adviser to make incremental investments when such opportunities present themselves. Leverage is therefore not utilized to boost the returns of individual positions, and is expected to be used moderately.

d. While "Liquidity Risk" is included as a principal risk of the Fund, investment in illiquid securities is not included in the principal investment strategies section. Please advise or revise. In addition, if investment in illiquid securities is a principal investment strategy of the Fund, please disclose here the estimated percentage of net assets of the Fund that is initially expected to be invested in such illiquid securities.

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October 8, 2014

Response 3(d). Liquidity Risk has been removed as a principal risk of the Fund as the remaining risk disclosure adequately addresses the principal risks of investing in the Fund.

e. In the last paragraph of this section, in the sentence beginning "The Fund is expected to actively trade securities," please clarify the meaning of the clause "including to take advantage of short-term price movements and mispricing."

Response 3(e). Registrant has revised the disclosure consistent with the Staff's comment.

Comment 4. Principal Risks (pp. 3-6)

a. Futures Risk (p. 3): Please define the term "tracking risk" and briefly explain how such a risk may result from investment in futures.

Response 4(a). Registrant has revised the disclosure consistent with the Staff's comment.

Comment 5. Adviser Related Performance (p. 19):

a. Please confirm supplementally that you have the records necessary to support the calculation of prior performance, as required by Section 204-2(a)(16) of the Investment Advisers Act of 1940.

Response 5(a). Registrant confirms that the Adviser has the records necessary to support the calculation of prior performance, as required by Section 204-2(a)(16).

b. Please confirm supplementally that the composite past performance data reflects the prior performance of all substantially similar managed accounts, including both funds and private accounts. Alternatively, please represent that exclusion of any such accounts would not cause the composite performance to be misleading.

Response 5(b). Registrant states that, consistent with the Staff's position in Nicholas-Applegate Mutual Funds (File No. 811-7428) (Aug 6, 1996) ("Nicholas-Applegate"), the disclosure has been revised to reflect that the performance data of one similarly managed account. Registrant confirms that the exclusion of any other similarly managed account does not cause the related performance to be misleading.

c. Please state more clearly, if accurate, that these other accounts are not registered under the federal securities laws.

Response 5(c). Registrant has revised the disclosure consistent with the Staff's comment.

d. In the third paragraph, please disclose how the performance of the other accounts was calculated. For example, if performance was calculated in compliance with the Global Investment Performance Standards ("GIPS"), please explicitly so state. In addition, if net-of-fees performance was calculated according to GIPS, please modify the net-of-fees return to reflect the deduction of all fees that must be reflected under the standardized SEC methodology.

Response 5(d). Registrant has revised the disclosure consistent with the Staff's comment.

e. Please explain supplementally why you believe the CS Event Driven Risk Arbitrage Hedge Fund Index is a sufficiently broad-based securities market index.

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Response 5(e). Registrant relies upon Nicholas-Applegate in disclosing the Adviser Related Performance. Nicholas-Applegate states the following: "You [ ] represent that the private account performance composite will be compared to an appropriate securities index, in a manner consistent with Item 5A of Form N-1A." Registrant has reviewed the requirements of Form N-1A, which requires the following (Instruction 5 to Item 27(b)(7)): "Appropriate Index. For purposes of this Item, an "appropriate broad-based securities market index" is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used." Registrant confirms that the [CS Event Driven Risk Arbitrage Hedge Fund Index] (the "CS Index") conforms to the requirements of Instruction 5 to Item 27(b)(7) of Form N-1A because the Index is administered by Credit Suisse, which is not an affiliated person of the Fund, the Adviser, or Foreside Fund Services, LLC (the distributor). In addition, the Fund pursues an event-driven investment strategy to achieve returns, like the hedge funds in the CS Index. The Adviser has advised Registrant that, in fact, the CS Index is an accepted benchmark for event-driven strategy funds. Accordingly, Registrant contends that it meets the requirements of Nicholas-Applegate and Form N-1A.

f. Please revise the heading to clarify that the performance data is not that of the Fund. (For example, "Composite Performance of Similar Accounts.")

Response 5(f). Registrant has revised the disclosure consistent with the Staff's comment.

Comment 6. Distributor (SAI, p. 27)

a. Please provide the information in the table required by Item 25(b) of Form N-1A. Alternatively, please explain supplementally why such disclosure is not appropriate.

Response 6(a). Such disclosure is not appropriate because the Fund had not commenced operations as of the date of the Registration Statement and, therefore, did not pay any compensation to the Fund's principal underwriter during the Fund's most recent fiscal year. In addition, the Fund's principal underwriter, Foreside Fund Services, LLC, is not an affiliated person of the Registrant, nor an affiliated person of an affiliated person of the Registrant. Accordingly, the table described in Item 25(b) of Form N-1A is not required of Registrant.

Comment 7. Portfolio Holdings (SAI, pp. 31-32)

a. We note that the second paragraph of this section refers to certain ongoing arrangements with the Fund's service providers. Please disclose, for all identified recipients, the frequency and lag of the information, whether any compensation is paid for the information, and which, if any, of the recipients are subject to a duty of confidentiality. See Form N-1A, Item 16(f)(2).

Response 7(a). Registrant notes that the second paragraph of this section discloses that the Fund's Administrator, Custodian, Distributor, Fund accountant as well as independent auditors, proxy voting services, mailing services, and financial printers may have access to the Fund's nonpublic portfolio holdings information on an ongoing basis. Further, the Registrant has disclosed in this Registration Statement amendment that nonpublic portfolio holdings information may be provided to certain mutual fund consultants, analysts and rating/ranking entities on an ongoing basis as well. Accordingly, there is no "lag" time with respect to the information provided.

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Registrant also discloses in this section that no compensation is received by the Fund, nor, to the Fund's knowledge, paid to its Adviser or any other party in connection with the disclosure of the Fund's portfolio holdings, and that each of the identified recipients are subject to a duty of confidentiality. Registrant confirms that all identified recipients are subject to a duty of confidentiality.

b. The Trust's code of ethics is intended, among other things, to address potential conflicts of interest arising from misuse of information regarding Fund holdings. If the Trust imposes a duty not to trade on non-public information, please explicitly so state.

Response 7(b). Registrant has revised the disclosure consistent with the Staff's comment.

Comment 8. Exhibits (Part C)

Please include the contractual fee waiver agreement (described in footnote 4 to the fee table) as an exhibit to the registration statement.

Response 8. The contractual fee waiver agreement will be filed as an exhibit pursuant to a subsequent amendment to the Registration Statement.

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If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (207) 347-2049. Thank you.

Respectfully,

/s/ Vicki Horwitz

Vicki Horwitz
Secretary to ALTX Trust

cc: Stacy L. Fuller, Esq.
K&L Gates LLP